EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollar amounts in thousands)	2013	2012	2013	2012
Pretax income before adjustment for income from unconsolidated subsidiaries	$58,642	$20,983	$100,424	$49,751
Add:
Fixed charges	5,646	7,961	16,101	23,485
Dividends received	—	—	326	2,021
Adjusted pretax income	$64,288	$28,944	$116,851	$75,257
Fixed charges:
Interest expense	$2,938	$5,483	$8,372	$16,542
Estimate of interest within rental expense	2,708	2,478	7,729	6,943
Total fixed charges	$5,646	$7,961	$16,101	$23,485
Ratio of earnings to fixed charges	11.4	3.6	7.3	3.2